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                                                                   Exhibit 99.7

Dear Stockholder:

  Enclosed is a copy of Building One Services Corporation's offer to purchase, dated February 19, 1999 (the "Offer to Purchase"), 24,365,891 shares of its issued and outstanding common stock, including shares underlying certain options ("Shares"), at a price of $25.00 per Share, subject to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer").

  THE OFFER EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 24, 1999, UNLESS EXTENDED (THE "EXPIRATION DATE").

  If, after reviewing the information set forth in the Offer to Purchase and Letter of Transmittal, you wish to tender Shares for purchase by Building One Services Corporation (the "Company"), please contact your broker, dealer or other nominee to effect the tender for you or, if you have the certificates for your Shares and they are in your name, you may follow the instructions contained in the Offer to Purchase and Letter of Transmittal. Tendering stockholders will not be obligated to pay brokerage commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Company pursuant to the Offer; however, a broker, dealer or other person may charge a fee for processing the transactions on behalf of stockholders. Stockholders are not required to pay a service charge to the Company or the Depositary in connection with their tender of Shares.

  Neither the Company nor its Board of Directors is making any recommendation to any holder of Shares as to whether to tender Shares. Each stockholder is urged to consult his or her broker, investment adviser or tax adviser before deciding whether to tender any Shares.

  Should you have any other questions on the enclosed material, please do not hesitate to contact your broker, dealer or other nominee, or call MacKenzie Partners, Inc., the Information Agent, at 800/322-2885.

                                       Yours truly,

                                       BUIILDING ONE SERVICES CORPORATION
                                       Jonathan J. Ledecky
                                       Chairman of the Board and Chief
                                       Executive Officer